Exhibit 99.4

中國石油天然氣股份有限公司

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

List of Directors and their Roles and Functions

The members of the board of directors (the “Board”) of PetroChina Company Limited are set out below:

Chairman: Dai Houliang

Vice Chairman and Non-Executive Director: Hou Qijun

Non-Executive Directors

Duan Liangwei

Liu Yuezhen

Jiao Fangzheng

Executive Director

Huang Yongzhang

Ren Lixin

Independent Non-Executive Directors

Elsie Leung Oi-sie

Tokuchi Tatsuhito

Simon Henry

Cai Jinyong

Jiang, Simon X.

The Board has established five Board Committees. The table below provides membership information of these Board Committees on which certain Board members serve:

Board Committee Director	Nomination Committee	Audit Committee	Investment and Development Committee	Examination and Remuneration Committee	Sustainable Development Committee
Dai Houliang	C
Hou Qijun			C
Duan Liangwei			M
Liu Yuezhen		M		M
Jiao Fangzheng					M
Huang Yongzhang					C
Ren Lixin					M
Elsie Leung Oi-sie				C
Tokuchi Tatsuhito				M
Simon Henry			M
Cai Jinyong	M	C
Jiang, Simon X.	M	M

Notes:
C	Chairman of the relevant Board Committees
M	Member of the relevant Board Committees

Beijing, the PRC
28 October 2021